EXHIBIT 21.1

SmartFinancial, Inc.

List of Subsidiaries

Name of Subsidiary	State of Incorporation

SmartBank	Tennessee
Smart Investments Management, Inc.	Tennessee
Smartholdings I, LLC	Tennessee
Smartholdings II, LLC	Tennessee
Rains Agency, Inc.	Tennessee
Fountain Equipment Finance, LLC	Tennessee